Exhibit 99.2

Ascendis Pharma A/S

Performance Stock Unit Program

Terms and Conditions, 1 March 2024

1	Introduction and purpose

1.1

The purpose of this document is to set out the general terms and conditions for the Performance Stock Unit Program (the “PSU Program”) of Ascendis Pharma A/S, CVR no. 29918791 (the “Company”). These general terms and conditions (the “Terms and Conditions”) apply to all performance stock units granted under the PSU Program by the Company (“Performance Stock Units”).

1.2

The purpose of the Program is to align the interests of the Participants with the interests of the Company’s shareholders, to incentivize and share the continued success of Ascendis Pharma; and to retain employees contributing to the long-term success of Ascendis Pharma.

1.3

Performance Stock Units (each referred to as an “PSU” and collectively “PSUs”) may be granted to members of the senior management team, non-executive directors and other employees (each referred to as a “Participant” and collectively the “Participants”) employed with the Company or another company within the Company’s group of companies (a “Group Company”). The Company’s Board of Directors may also at its sole discretion decide to grant PSUs to consultants or members of the Company’s Board of Directors, who are then also deemed Participants.

1.4

One (1) PSU represents a right for the Participant to receive one (1) Ascendis Pharma A/S American Depository Share upon vesting if the vesting conditions in clause 4.2 are met or waived by the Board of Directors at its discretion.

1.5

One (1) Ascendis Pharma A/S American Depository Share (each referred to as an “ADS” and several collectively as “ADSs”) represents one (1) ordinary share in the Company with a nominal value of DKK 1.00 as agreed pursuant to that certain Deposit Agreement dated 27 January 2015 between Ascendis Pharma A/S, The Bank of New York Mellon as depositary and owners and holder of ADSs from time to time.

2	Plan documents

2.1	The PSU Program consists of the following documents:

•	These Terms and Conditions

•	An electronic grant acceptance form (the “Grant Acceptance”)

•

A country specific addendum, if applicable, which specifies any special rules or terms that may apply for Participants in a particular country, which may differ from the terms and conditions described in these Terms and Conditions - A statement by the Employer pursuant to the Danish Share Option Act (“Employer Statement”), if applicable (Danish employees only).

2.2	In the event of discrepancies between the Terms and Conditions and the other documents set out in clause 2.1, the provisions of the other documents shall prevail.

3	Grant of PSUs

3.1

The Board of Directors of Ascendis Pharma A/S may in its sole discretion, at any given point in time, decide to grant PSUs. The Board of Directors may decide on the timing of the grant, the Participants that will receive such grant, and the number of PSUs to be granted.

3.2

Grants shall be made electronically through issuance of a specified number of PSUs to the Participants’ account on the Company’s chosen online share platform provider (the “Online Platform”) and confirmed through issuance of a Grant Acceptance accessed through the Online Platform (a “Grant”). In order to receive PSUs, the Participant is required to actively accept the Grant. If the Participant does not accept the Grant within 30 days following the Grant Date (as specified in the Grant Acceptance), such Grant is forfeited without compensation or payment of any kind to the Participant and the PSUs cannot be reinstated.

3.3	PSUs are issued and granted to the Participant free of charge.

3.4

Receipt of one or several Grants does not constitute a promise or a right to any additional Grants. Neither the first Grant nor any subsequent Grants under the PSU Program shall imply that the Participant is entitled to be granted PSUs in respect of any future Grants under the PSU Program or any other incentive Programs in the Company.

3.5

PSUs are personal and cannot be transferred, assigned, or subject to charging orders, including in connection with division of property on divorce or legal separation, for ownership or as security without the consent of the Board of Directors except in the event of the Participant’s death pursuant to clauses 7.1 and 7.2.

4	Vesting of PSUs

4.1

The Company’s obligation to deliver and the Participant’s right to receive the ADSs represented by granted PSUs is triggered (i.e. the PSUs shall vest) with respect to 1/3rd of a Grant on each yearly anniversary date of the Grant Date (each a “Vesting Date”) subject to fulfilment of the vesting conditions in clause 4.2.

4.2	It is a condition for vesting that:

a)

No later than 2 weeks prior to each Vesting Date, the Board of Directors shall evaluate the extent to which the Company is on track to achieve its long-term strategic goals, as formulated in the vision currently in place. The Board of Directors shall express the level of target accomplishment as a vesting percentage ranging from 0% to 100% of the tranche.

b)	the Participant has opened and maintained access to a specific purpose brokerage account with a recognized financial institution chosen by the Company.

c)

the Participant is still either employed, appointed as member of the board, or retained as consultant by the Company or a Group Company on the Vesting Date according to clause 4.1. If PSUs have been granted to board members, consultants or advisors, the Board of Directors may at its discretion impose specific vesting conditions. “Employed by” shall mean that the employee is still entitled to receive a salary from the Company or Group Company on the vesting date.

4.3

In the event that the Participant takes a leave of absence – other than maternity or paternity leave – and the leave exceeds 60 days, the number of PSUs that will vest according to clause 4.1 will, except as otherwise required by applicable law, be reduced on a pro-rata basis to reflect the absence during the vesting period. The number of PSUs that vest will be rounded down to the nearest whole number of PSUs.

4.4	Vesting occurs automatically on the anniversary date of the Grant Date if the conditions set forth in clause 4.2 are satisfied.

4.5	If the stipulated vesting on a given vesting date does not amount to a whole number of PSUs, the number shall be rounded down to the nearest whole number.

4.6	Vesting of PSUs is free of charge for the Participant.

4.7	PSUs that do not vest according to the terms set forth in clauses 4.2 or 4.3 will automatically lapse without further notice and without compensation or payment of any kind.

4.8	The Board of Directors may at its discretion and on an individual basis decide to deviate from the vesting principles in clause 4.1 and/or the vesting conditions in clause 4.2.

4.9

The Board of Directors may at its discretion either in general or on an individual basis decide to include special conditions for vesting, which can be related to performance, share price development or other indicators. In the event that special additional vesting principles and/or conditions are applied to a specific Grant, which deviate from or are not described in these general Terms and Conditions, such specific vesting principles and/or conditions will be detailed in the Grant Acceptance and/or the Employer Statement, as applicable, and such conditions will then apply only to that specific Grant.

5	Delivery of ADSs

5.1	Upon vesting one (1) ADS per PSU is delivered to the Participant free of charge pursuant to clauses 5.2 and 5.3.

5.2

In case the Company or one of its subsidiaries has a tax and/or social security withholding obligation upon vesting with respect to a Participant, the Company shall instruct a financial institution chosen by the Company to initiate the sale on Participant’s behalf of a number of ADSs as are necessary to satisfy the applicable tax and social security withholding obligations arising exclusively from the vesting of the PSUs (referred to as “sell-to-cover”). The Company will remit the proceeds directly to the taxing authorities. Only the net amount of ADSs will be subsequently delivered to the Participant.

5.3

It is a precondition for vesting according to clause 4.2 and for the Company’s transfer of ADSs to the Participant that the Participant has access to or opens a specific account with a recognized financial institution chosen by the Company. Any costs (corresponding to market costs) arising from such account shall be borne by the Participant, including fees for accepting the transfer of the ADSs, maintenance of the account and transaction fees associated with any subsequent sale. The Participant is responsible for providing the Company with correct and sufficient details to enable the delivery of ADSs, and carries the full risk associated with delivery failure if the account details are insufficient or incorrect, or if the account is not available for delivery. The Participant is also responsible for providing the recognized financial institution with sufficient data and/or personal details to enable the financial institution to comply with local and/or international obligations and to avoid requirements for excess tax withholding.

5.4	The cost of transferring ADSs from the Company’s account to the Participant’s account is paid for by the Company.

5.5

As soon as practicable following vesting, but no later than thirty (30) days after vesting, the Company shall transfer the applicable number of ADSs corresponding to the vested PSUs (subject to deduction for any sell-to-cover applied according to clause 5.2) to the Participant’s account in a recognized financial institution chosen by the Company. The Company shall not be responsible for any delays in the delivery of ADSs, whether caused by the Participant, third parties or other matters outside the control of the Company, and no compensation shall be paid to the Participant in such cases.

5.6	When ADSs are delivered to the Participant’s account, the Participant is free to sell, pledge or otherwise dispose of the ADSs.

5.7

Trading with the Company’s ADSs is subject to applicable laws and regulations (as well as internal Company guidelines) in force from time to time, including the prohibitions against insider trading and the Company’s Insider Trading Compliance Policy. Where a Participant is in possession of inside information at the time of receiving the ADSs, or the Company has imposed a black-out on the Participant at the time of receiving the ADSs, such Participant shall not sell ADSs or ordinary shares of the Company at such time. The Participant must also observe restrictions against trading in closed trading periods, where applicable.

6	Cash Settlement

6.1

Upon vesting of PSUs, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs. A cash settlement implies that the Company pays a cash amount per PSU corresponding to the Volume Weighted Average Price as calculated and provided by Nasdaq of the ADSs on the vesting date, which will be paid as soon as possible, but no later than thirty (30) days following the vesting date.

6.2

In case the Company or one of its Group Companies has a tax and/or social security withholding obligation with respect to the Participant, the Company may in its sole discretion decide to make a net settlement of the cash settlement to be paid to such Participant meaning that the Company reduces the cash settlement to be paid to the Participant with an amount corresponding to the value of the tax and social security contributions that the Company or Group Company is required to withhold, both to the maximum extent permitted by law.

6.3	If the Company decides to make a cash settlement instead of delivering ADSs, the Company shall inform the Participant as soon as possible prior to or immediately after the vesting date.

7	Death of Participant

7.1

If a Participant dies prior to vesting, unless otherwise determined by the Company’s Board of Directors in accordance with clause 7.2, all unvested PSUs will lapse automatically without notice and without compensation at the time of the Participant’s death.

7.2

The Company’s Board of Directors may at any time in its sole discretion decide to grant an exemption or deviate from clause 7.1 and accelerate vesting for all unvested PSUs to a specific date. In such cases, the Company will work with the estate of the deceased Participant to determine the settlement of the PSU Program either in part or in full.

8	Change in capital structure, merger, demerger, liquidation, etc.

8.1

Changes in the Company’s capital structure causing a change of the potential possibility of gain attached to an PSU shall require an adjustment of the number of unvested PSUs in so far as possible, so that the potential possibility of gain remains the same before and after the occurrence of an incident causing the adjustment. The adjustment shall be carried out with the assistance of the Company’s external advisor. The adjustment may be affected either by increase or reduction of the number of PSUs, or other such adjustments as deemed fit.

8.2

PSUs shall not be adjusted as a result of the Company’s grant of further PSUs, employee shares, share options, and/or warrants as a part of employee share option schemes (including and additionally options to board members, advisors and consultants) or other instruments convertible or exchangeable into or otherwise confer a right to receive shares or ADSs provided that such instrument were convertible and/or exchangeable at market price at the time of issuance of such instruments. PSUs shall, furthermore, not be adjusted as a result of capital increases following the exercise of such options and/or warrants.

8.3	If it is decided to issue bonus shares in the Company, the number of unvested PSUs shall be adjusted by multiplying by the factor:

1

α

where:

α = A .
(A+B)

A = the nominal share capital before issue of bonus shares, and

B = the total nominal value of bonus shares.

8.4

If it is decided to increase or reduce the share capital in the Company at a price below the market price (not including market-based discounts in connection with directed offerings) (in relation to capital decreases also above the market price), the number of unvested PSUs shall be adjusted by multiplying by the factor:

1

α

where:

α = (A x K) + (B x T)
(A+B) x K

A = nominal share capital before the change in capital

B = nominal change in the share capital

K = market price / closing price of the share on the day prior to the announcement of the change in the share capital, and

T = subscription price/reduction price in relation to the change in the share capital

8.5	If it is decided to change the nominal value of the Company’s shares, the number of unvested PSUs shall be adjusted by multiplying by the factor:

1

α

where:

α = A .
B

A = nominal value of each share after the change, and

B = nominal value of each share before the change

8.6

If the Company decides to pay dividends, the part of the dividends exceeding 10 per cent of the equity capital shall lead to a cash payment to the Participant upon vesting of the PSUs, of an amount that equals the dividends the Participant would have received had the PSUs vested prior to the dividend payment and ADSs therefore been transferred to the Participant as the legal owner. Such dividend equivalent payments will take place as soon as practicable following vesting, but no later than thirty (30) days after the vesting date.

8.7	Should the Company be liquidated, all unvested PSUs shall vest so that the Participant becomes the legal owner of the ADSs immediately preceding the relevant transaction.

8.8

If the Company merges as the continuing company, PSUs shall remain unaffected unless, in connection with the merger, the capital is increased at a price other than the market price and in that case the number of PSUs shall be adjusted in accordance with clause 8.4.

8.9	If the Company merges as the terminating company or is demerged, the Board of Directors may choose one of the following possibilities:

a)	The vesting is accelerated for all unvested PSUs to a date immediately prior to the merger/demerger is completed, or

b)

New share instruments are granted in the continuing company/companies of a corresponding financial pre-tax value to replace the PSUs, which then lapse without further compensation. On demerger the continuing company/companies may decide in which company/companies the Participants receive the new share instruments.

8.10	If:

a)

at any time, due to a transaction or a series of transactions, more than 30 percent of the share capital in the Company is directly or indirectly held by a single shareholder or a group of shareholders acting in concert (excluding BNY (Nominees) Limited); or

b)	the Company sells substantially all of the Company’s assets

and such transaction constitutes a “change in control event” within the meaning of Section 409A of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), then all outstanding PSUs shall immediately vest and ADSs must be delivered within 14 business days thereafter.

8.11	If the Company decides to delist the Company, the Board of Directors may choose one of the following possibilities:

a)	The vesting is accelerated for all unvested PSUs to a date immediately prior to the delisting, or

b)

All unvested PSUs are cancelled and a cash amount equal to the volume weighted average trading price of a corresponding number of ADSs on the day prior to the Company’s or ADS holders’ decision to delist the shares is paid to the Participant. In case the Company or one of its Group Companies has a tax and/or social security withholding obligation with respect to the cash payment to the Participant, the Company may in its sole discretion decide to make a net settlement of the cash payment to be paid to such Participant meaning that the Company reduces the cash settlement to be paid to the Participant with an amount corresponding to the value of the tax and social security contributions that the Company or Group Company is required to withhold, both to the maximum extent permitted by law

8.12

In the event of other changes in the Company’s capital position causing significant changes to the financial value of PSUs, PSUs shall (except as provided above) be adjusted in order to ensure that the changes do not influence the financial value of the PSUs. The calculation method to be applied to the adjustment shall be decided by an external advisor appointed by the Board of Directors.

8.13	It is emphasized that increase or reduction of the Company’s share capital at market price does not lead to an adjustment of the number of PSUs.

8.14	If an adjustment according to clauses 8.1-8.12 of the number of PSUs does not amount to a whole number of PSUs, the number shall be rounded down to the nearest whole number.

8.15	In case of one of the transactions mentioned above, the Company shall inform the Participant hereof by written notice.

9	Claw Back

9.1

All PSUs and any rights or payments in respect thereto will be subject to recoupment by the Company to the extent required to comply with applicable law or any policy of the Company providing for the reimbursement of incentive compensation, whether or not such policy is in place at the time of grant or payment of the PSUs.

10	Tax, holiday pay, pension contributions etc.

10.1

The value of the PSUs is not included in the Participant’s salary, holiday pay, pension contributions or other benefits and allowances. Similar rules shall apply to any cash equivalents paid instead of ADSs in accordance with clause 6 and 8.11.b and dividend equivalents paid in accordance with clause 8.6. If, however, the value of such cash equivalents in a given country by law or regulation must be included in the calculation of holiday pay, pension contributions or other benefits and allowances, the value of the cash equivalent shall – prior to the allocation of such cash equivalents – be reduced with an amount equivalent to the amount to be paid in holiday pay, pension contribution or benefits and allowances.

10.2

Except as otherwise required under applicable law, all direct and indirect personal tax payments connected with the PSU Program, including the ownership and any subsequent sale of ADSs or other share-based incentives, shall be carried solely by the Participant and the Company shall in no way be liable for the Participant’s tax in connection with participation in the PSU Program.

10.3

The Company recommends that the Participant himself/herself investigates the local personal tax consequences of participating in the PSU Program, including consequences of potentially receiving cash payments equivalent to the value of an ADS. The Participant is personally responsible for declaring any taxable benefit and paying all taxes that may be levied on the Participant as a result of participating in the PSU Program.

11.	Governing Law and Venue

11.1	Acceptance of PSUs, the Terms and Conditions, Grant Acceptance and Employer Statement shall be governed by Danish law.

11.2

Any disagreement between the Participant and the Company in relation to the understanding or implementation of Performance Stock Unit Program shall be settled amicably by negotiation between the parties.

11.3

If the parties fail to reach consensus, any disputes shall be finally settled by arbitration administered by the Danish Institute of Arbitration in accordance with the Rules of Arbitration adopted by the Board of the Danish Institute of Arbitration. The Chairman’s Committee of the Danish Institute of Arbitration shall appoint one arbitrator who shall settle the dispute according to Danish law.

Addendum – Denmark

Danish Stock Option Act

As a part of the plan documents, Danish Participants receive an Employer Statement translated into Danish summarizing such specific terms of the Grant as required in the Danish Stock Option Act. The Employer Statement is sent to the Participant after the Grant has been registered in the Online Platform.

Tax

The PSUs are taxable at vesting according to section 16 of the Danish Tax Assessment Act (Ligningslovens § 16).

Addendum – USA

Leave of absence – military service

In the event that the Participant takes a leave of absence related to military service (USERRA), PSUs Granted will, if so required by law, continue to vest according to clause 4.1, and clause 4.2 shall remain applicable as a vesting condition.

Tax - Section 409A

The intent of the parties is that payments and benefits under this PSU Program are exempt from the application of Section 409A of the Code to the maximum extent permissible and to comply with Section 409A of the Code and the regulations and guidance promulgated thereunder to the extent not exempt. Accordingly, to the maximum extent permitted, this PSU Program shall be interpreted in a manner that provides for the PSUs and settlement thereof to be exempt from Section 409A of the Code and, to the extent the PSUs or settlement thereof are not exempt from Section 409A of the Code, to be in compliance therewith. A termination of employment shall not be deemed to have occurred for purposes of any provision of this Agreement providing for the payment of any amounts or benefits that constitute “deferred compensation” for the purposes of Section 409A of the Code upon or following a termination of employment unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this PSU Program, references to a “termination,” “termination of employment,” “or like terms shall mean “separation from service.” Notwithstanding any provision to the contrary in this PSU Program, if a Participant is deemed by the Company at the time of the Participant’s “separation from service” to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if settlement of PSUs upon a “separation from service” set forth herein and/or under any other agreement with the Company gives rise to “deferred compensation” for the purposes of Section 409A of the Code, then to the extent delayed commencement of any portion of such settlement is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A of the Code, such payments shall not be provided to the Participant prior to the earliest of (i) the expiration of the six-month period measured from the date of the Participant’s “separation from service” with the Company, (ii) the date of the Participant’s death or (iii) such earlier date as permitted under Section 409A of the Code without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all settlements deferred pursuant to this section shall be made in a single instalment, and any remaining settlements due shall be made as otherwise provided herein or in the applicable agreement. The Company may make such amendments to this PSU Program or the PSUs hereunder as it deems necessary or advisable to remain exempt from or to comply with Section 409A of the Code or other applicable law. Such modifications shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to Participants and the Company of the applicable provision without violating the provisions of Section 409A of the Code.

Addendum – Germany

Tax

The value of the PSUs is treated as a benefit in kind and qualifies as employment income subject to German income tax. The benefit in kind is deemed to have accrued on the day on which the employee is provided with the economic ownership of the shares by the fulfilment of the vesting conditions, i.e. at the time of vesting.

The Company is obliged to withhold tax on the employment income from the employee.